Exhibit 99.1

Allot Notified of Class Action Lawsuits

Hod Sharon, ISRAEL – May 3, 2007 – Allot Communications Ltd. (NASDAQ: ALLT), a leader in IP service optimization solutions based on deep packet inspection (DPI) technology, announced today that it has been notified that purported class action complaints had been filed in the United States District Court for the Southern District of New York against the Company and certain of its directors and officers. The complaints allege that the Company failed to disclose in the registration statement for its initial public offering that at the time of the IPO it was experiencing declining sales “in its indirect distribution channels, such as enterprise, education and smaller ISP customers, in North America,” and on that basis the complaints assert violations of U.S. Federal Securities laws.

The Company believes that the allegations made in the complaints are without merit and that it intends to vigorously defend itself against the complaints.

Safe Harbor Statement
Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to the Allot’s plans, objectives and expectations for future operations and are based upon management’s current estimates and projections of future results or trends. Actual future results may differ materially from those projected as a result of certain risks and uncertainties. These factors include, but are not limited to, our inability to successfully defend ourselves against the complaints filed against Allot and certain of its directors and officers in the United States District Court for the Southern District of New York, as well as risks discussed under the heading “Risk Factors” in Allot’s final prospectus for its IPO filed with the Securities and Exchange Commission on November 16, 2006 and other filings with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact:
Jay Kalish
Executive Director Investor Relations
International access code+972-9-761-9365
jkalish@allot.com